UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

□ Form C-U: Progress Update:

x Form C/A: Amendment to Offering Statement:

□Check box if Amendment is material and investors must reconfirm within five business days.

□ Form C-AR: Annual Report

□ Form C-AR/A: Amendment to Annual Report

□ Form C-TR: Termination of Reporting

Issuer

1. **Name of issuer:** Windjammer Sailing Inc.

2. **Form:** Corporation

3. **Jurisdiction of Incorporation/Organization:** Delaware

4. **Date of organization:** January 9, 2025

5. **Physical address of issuer:** 901 NE 10th Court Miami, FL 33136

6. **Website of issuer:** www.sailingwindjammer.com

7. **Is there a co-issuer:** Yes

8. **Name of co-issuer:** Windjammer Sailing 2025 SPV, LLC

9. **Form:** Limited Liability Company

10. **Jurisdiction of Incorporation/Organization:** South Carolina

11. **Date of organization:** January 9, 2025

12. **Physical address:** 901 NE 10th Court Miami, FL 33136

13. **Website:** N/A

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** 6% commission based on the dollar amount received from US investors in the Offering for all payments received up to $1,235,000; 5% commission based on the dollar amount received from US investors in the Offering for all payments received between $1,235,001 and $2,500,000; 4% commission based on the dollar amount received from US investors in the Offering for all payments received between $2,500,001 and $5,000,000.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** 2% of the total amount raised in the form of the securities offered to the public in this Offering (as defined below).

20. **Type of security offered:** Preferred Stock

21. **Target number of securities to be offered:** 15,000

22. **Price (or method for determining price):** $100

23. **Target offering amount:** $1,500,000 (the "*Minimum Offering Amount*")

24. **Oversubscriptions accepted: x** Yes □ No

25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis □ First-come, first-served basis **x** Other – provide a description: TBD by issuer

26. **Maximum offering amount:** $5,000,000 (the "*Maximum Offering Amount*")

27. **Deadline to reach the target offering amount:** July 31, 2025

28. **Current number of employees with issuer and co-issuer:** 3

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

January 10, 2025

Form C

Up to $5,000,000.00

Windjammer Sailing Inc. and Windjammer Sailing 2025 SPV, LLC

Windjammer Sailing Inc ("***Windjammer***," the "***Company***," "***we***," "***us***," or "***our***"), a Delaware corporation, is offering up to $5,000,000 (the "***Maximum Offering Amount***") of Preferred Stock in the Company (the "***Preferred Stock***" or the "***Units***") to investors ("***Investor(s)***," "***you***," or "***your***") in this offering (together, the "***Offering***"). The Preferred Stock will be offered to investors in four series (A-1,A-2,A-3,A-4) depending on size of their Capital Contributions. Windjammer is utilizing a crowdfunding vehicle, Windjammer Sailing 2025 SPV, LLC, a South Carolina limited liability company (the "***SPV Company***"), to own the Preferred Stock of all investors who receive Series A-1 Preferred Stock. The investors who would receive Series A-1 Preferred Stock (the "***SPV Investors***") will receive units of the SPV Company's membership interests (the "***SPV Units***"). The SPV Investors will not own a direct ownership interest in the Company, but rather their ownership interest will be in the SPV Company, which will invest all investments into the SPV Company into Windjammer. Unless otherwise specified, references herein to "Preferred Stock" or "Units" shall refer to the Series A-2, A-3, or A-4 directly owned by Investors in Windjammer and Series A-1 that will be owned by the SPV Company on behalf of the SPV Investors.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("***Reg CF***") of the Securities Act of 1933, as amended (the "***Securities Act***"). This Offering is made on the registered funding portal, Vicinity, LLC, available at https://marketplace.vicinitycapital.com/offers/69](the "***Intermediary***").

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by Windjammer in its sole discretion. Windjammer, the SPV Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of Windjammer's offering statement on Form C (the "***Form C***").

Windjammer and the SPV Company have certified that all of the following statements are true for Windjammer and the SPV Company in connection with this Offering:

1. Each of Windjammer and SPV Company is organized under, and subject to, the laws of a State or territory of the United States; 6

2. Each of Windjammer and SPV Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

3. Each of Windjammer and SPV Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

4. Each of Windjammer and SPV Company is not ineligible to offer or sell securities in reliance on Reg CF as a result of disqualification as specified in § 227.503(a);

5. To the extent required, both Windjammer and SPV Company have filed with the Securities and Exchange Commission ("SEC") and provided to Investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;

6. Each of Windjammer and SPV Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and

7. Each of Windjammer and SPV Company (i) has no predecessors and (ii) has not violated any reporting requirements of Reg CF.

The Offering is being made through Vicinity, LLC (the "***Intermediary***"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

Service Fees and Commissions

	Price to Investors	Service Fees and Commissions (6%)	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$1,500,000.00	$90,000.00	$1,410,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$237,350.00	$4,762,650.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of 7 any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must

file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN WINDJAMMER AND THE SPV COMPANY AND THE UNITS. THE UNITS OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE UNITS AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE UNITS SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR

MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE UNITS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF

THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give Windjammer's or the SPV Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions Windjammer or the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Windjammer or the SPV Company's control) and assumptions. Although Windjammer and the SPV Company believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, Windjammer or the SPV Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Windjammer or the SPV Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Windjammer or the SPV Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

Windjammer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of Windjammer's fiscal year.

Once posted, the annual report may be found on Windjammer's website listed herein. Windjammer must continue to comply with the ongoing reporting requirements until:

> (1) Windjammer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) Windjammer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
> (3) Windjammer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
> (4) Windjammer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
> (5) Windjammer liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Units only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Units. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Windjammer will provide the opportunity to ask questions of and receive answers from the Windjammer's management concerning terms and conditions of the Offering, Windjammer or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of Windjammer or the SPV Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. Windjammer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Windjammer Sailing Inc. (the "**Company**" or "**Windjammer**") is a Delaware corporation formed on January 9, 2025. Windjammer Sailing 2025 SPV, LLC (the "**SPV Company**") is a South Carolina limited liability company formed on January 9, 2025. The SPV Company will invest the funds raised in this Offering in the Company. Windjammer will use those funds towards the restoration of the S/V Mandalay (the "**Mandalay**"). It is also possible Windjammer will use the funds from the Offering to assist in launching the cruise line that Windjammer plans to operate with the Mandalay. The Mandalay will be owned by WINDJAMMER SCHOONER HOLDINGS, INC a Panamanian entity wholly owned by the Company. The restoration of the Mandalay will be completed by Maritime Preservation

Limited based in Port of Spain, Trinidad & Tobago with an estimated total restoration cost of $7,775,220.46.

While Windjammer believes that its stated investment objective and strategy are compelling, there can be no assurance that Windjammer will achieve its investment objectives.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Units, you should only consider the information contained in this Form C.

Management

The Company will be managed by a Board of Directors which shall be composed of Zachary Luttrell and Charles J. Kropke (the "***Directors***"). The Directors will be responsible for the management and administration of the Company.

The SPV Company shall be managed by Windjammer. As manager of the SPV Company, the Windjammer will be responsible for the management and administration of the SPV Company. Subject to limitations set forth in the operating agreement of the SPV Company, Windjammer will have full authority and discretion to direct all matters related to the SPV Company.

The Offering

Minimum amount of securities being offered	15,000
Maximum amount of securities being offered	50,000
Purchase price per Security	$100.00
Minimum investment amount per investor	$2,500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for the restoration of the Mandalay. Further details provided in this Form C.
Voting Rights	Investors under $1,000,000 will received only those voting rights required under the law. Investors over $1,000,000 shall receive the voting rights described herein. Further details for both classes' voting rights can be found below.

As part of this Reg CF Offering, Windjammer intends to raise contributions ("*Capital Contributions*") up to $5 million to invest in Windjammer to be used for the completion of the Mandalay (the "*Reg CF Maximum*"); provided however, the Company, in its sole discretion, may accept aggregate Capital Contributions below such amount of the Reg CF Maximum.

Windjammer currently believes the total capital needed (the "*Completion Target*") in equity or debt to complete restoration of the Mandalay and launch cruise operations will be approximately $9 million.

Windjammer intends to conduct an initial Closing when it has approximately $1.5 million in total Capital Contributions from this Offering. Windjammer believes that closing before raising the Completion Target, although riskier, will allow Windjammer to begin the restoration process and to avoid other risks and unnecessary delays.

The Company is seeking to raise the capital through three different avenues:

1. **Reg CF Offering**. Utilizing Regulation Crowdfunding, the Company is seeking to raise up to $5 million through the Vicinity funding portal.

2. **506(c) Offering**. Windjammer will utilize 506(c) of Regulation D to obtain additional investments from accredited investors outside of the Reg CF Offering. Windjammer will seek to use this offering under 506(c) to raise the remaining amount of the Completion Target that is not raised by the Crowdfunding Offering or Debt.

3. **Debt**. If Windjammer sees fit, they will explore debt financing options. To the extent that Windjammer is successful in obtaining debt, it will reduce the amount of equity investments needed in the 506(c) Offering or Crowdfunding Offering. Windjammer cannot guarantee that it will be able to obtain debt financing.

This Offering is not an offer to invest in the 506(c) offering.

Windjammer reserves the right, in its discretion, to increase the size of this Offering or of the Completion Target. Windjammer also reserves the right to raise any amount utilizing any of the above discussed options or may not use one of the options.

MEMBERS AND CLASSES OF UNITS

The Members of the SPV Company (the "*Investors*" or the "*Members*") will be the investors who purchase Units pursuant to this offering under Regulation Crowdfunding (the "*Reg CF Offering*" or the "*Offering*"). The SPV Company will hold Series A-1 Preferred Stock of Windjammer on behalf of the Investors in the SPV Company. The Board of Directors, in its discretion, may issue different or additional classes of Units. The current classes of Preferred Units are as follows:

Series A-1 Preferred Stock. Series A-1 Preferred Stock shall be reserved for investors who make Capital Contributions of less than $50,000. Windjammer Sailing 2025 SPV, LLC (the "*SPV Company*") will hold all Series A-1 Preferred Stock issued pursuant to this offering under Regulation Crowdfunding with Series A-1 investors becoming the Members of the SPV Company (the "*Investors*" or the "*Members*" or the *"SPV Investors*"). Notwithstanding anything herein to the contrary, the "*Series A-1 Preferred Return*" shall accrue as a non-compounding preferred return of 5.00% prior to the beginning of the first paying customer passenger voyage of the Mandalay (the "*First Voyage Date*"). Beginning on the First Voyage Date, the Series A-1 Preferred Return shall increase to 9.00% on unreturned Capital Contributions.

Series A-2 Preferred Stock. Series A-2 Preferred Stock shall be reserved for investors who make Capital Contributions between $50,000 and $249,999. Notwithstanding anything herein to the contrary, the "*Series A-2 Preferred Return*" shall accrue as a non-compounding preferred return of 5.00% prior to the First Voyage Date. Beginning on the First Voyage Date, the Series A-2 Preferred Return shall increase to 10.00% on unreturned Capital Contributions.

Series A-3 Preferred Stock. Series A-3 Preferred Stock shall be reserved for investors who make Capital Contributions between $250,000 and $999,999. Notwithstanding anything herein to the contrary, the "*Series A-3 Preferred Return*" shall accrue as a non-compounding preferred return of 5.25% prior to the First Voyage Date. Beginning on the First Voyage Date, the Series A-3 Preferred Return shall increase to 10.50% on unreturned Capital Contributions.

Series A-4 Preferred Stock. Series A-4 Preferred Stock shall be reserved for investors who make Capital Contributions of over $1,000,000. Notwithstanding anything herein to the contrary, the "*Series A-4 Preferred Return*" shall accrue as a non-compounding preferred return of 5.50% prior to the First Voyage Date. Beginning on the First Voyage Date, the Series A-3 Preferred Return shall increase to 11% on unreturned Capital Contributions.

CLOSINGS

Windjammer intends to hold a closing as soon as possible, but Windjammer reserves the right to close the Offering sooner or extend the Offering as it determines is appropriate, in its sole discretion. As described elsewhere, Windjammer believes it needs approximately $9 million in capital to complete the development of the Mandalay and launch cruise operations.

DISTRIBUTIONS

Distributions of Windjammer will be distributed from time to time at the discretion of the Board and in the following order and priority:

(i) First, (A) 100% to the Series A Preferred Stockholders, pari passu among all series of Investors, until the Series A Preferred Stockholders have received total cash distributions equal to the Investor's respective preferred return based on the Series of Preferred Stock (the "*Preferred Return*"). The Preferred Return will be cumulative but non-compounding, such that any unpaid Preferred Return for a given year will accrue, but not compound, each year and will be caught up in accordance with these distribution provisions;

(ii) Thereafter, distributions will be pro-rata amongst all stockholders of The Company.

Voting

1.1   <u>Series A-1, A-2 and A-3 Preferred Stock</u>. The shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall not entitle their holders to any voting rights whatsoever except (a) on matters where this Certificate of Designations requires or permits the vote, consent or approval of the requisite holders or (b) on matters with respect to which non-waivable provisions of applicable law require the shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock to have voting rights. On any matter presented to the stockholders of Windjammer for their action or consideration at any meeting of stockholders of Windjammer (or by written consent of stockholders in lieu of meeting) at which non-waivable provisions of applicable law require the shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock to have voting rights, each holder of outstanding shares of such series may cast the number of votes equal to the number of whole shares of Non-Voting Common Stock into which the shares of such series held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of the applicable series held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by non-waivable provisions of applicable law, holders of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall vote together with the holders of Non-Voting Common Stock as a single class on an as-converted basis and shall have voting rights and powers equal to the voting rights and powers of the holders of Non-Voting Common Stock, and shall be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the Bylaws of Windjammer.

1.2   <u>Series A-4 Preferred Stock</u>. On any matter presented to the stockholders of Windjammer for their action or consideration at any meeting of stockholders of Windjammer (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series A-4 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Series A-4 Preferred Stock held by such holder are convertible (as provided in Section 5 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A-4 Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward).

Conversion

 The holders of the Series A Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

Right to Convert.

       1.1   Conversion Ratio. Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the original issue price for the series of Series A Preferred Stock by the Conversion Price for that series of Series A Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Series A Preferred Stock means the original issue price for such series of Series A Preferred Stock, which initial Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate of Designations.

       1.2   Conversion Shares.

       1.2.1   Shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are convertible only into shares of Non-Voting Common Stock pursuant to this Section 5, and all references to Common Stock issuable upon conversion of any shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock shall mean Non-Voting Common Stock.

1.2.2 Shares of Series A-4 Preferred Stock are convertible only into shares of Voting Common Stock pursuant to this Section 5, and all references to Common Stock issuable upon conversion of any shares of Series A-4 Preferred Stock shall mean Voting Common Stock.

COMPANY EXPENSES

Windjammer will bear all costs and expenses incurred by the Windjammer in the setup and maintenance of the operations of Windjammer, including legal and accounting expenses, the cost of preparing Windjammer's financial statements, tax returns and K-1s, custodial fees, appraisal and valuation expenses, insurance, litigation and indemnification expenses, if any, taxes and other governmental fees and charges. In connection with this Offering and as further described herein, Windjammer will pay a fee to Vicinity, LLC. Windjammer will also bear the costs and expenses incurred by the SPV Company.

THIRD PARTY AND AFFILIATE SERVICES

Certain necessary services will be provided by third parties. Other third parties may be engaged, and, to the extent Windjammer believes that Windjammer, or an affiliate of Windjammer, can provide any such services, Windjammer shall be free to provide the services itself or allow an affiliate to provide the services for additional fees. The fees shall be charged at market rates and will be competitive with fees that would be charged if Windjammer used the services of a third-party.

BORROWINGS

Windjammer may procure debt to help fund the restoration of Mandalay.

RISK FACTORS

An investment in the Company is subject to significant risks. These risks are set forth in greater detail in the section entitled "Risk Factors."

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this Offering. Once the Minimum Offering Amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the Offering will be deemed to have successfully closed and the respective Investors' Capital Contribution will be confirmed. Vicinity will notify Investors when the Maximum Offering Amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an Investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the Minimum Offering Amount has been met, the funds will be released to the issuer upon closing and the Investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the Minimum Offering Amount has been met. Unless the issuer raises at least the Minimum Offering Amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the Minimum Offering Amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, Investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an Investor does not reconfirm his or her investment commitment within such time period, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Assignment and Transfer Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Certain Tax Risks and Considerations

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS TO DETERMINE THE TAX EFFECTS OF AN INVESTMENT IN THE OFFERING, ESPECIALLY IN LIGHT OF THEIR PARTICULAR FINANCIAL SITUATIONS.

The following discussion is a summary of certain U.S. federal income tax considerations relating to an investment in the SPV Company. Except where specifically indicated, this summary does not discuss the effect of any other federal tax laws (*e.g.*, estate and gift tax), or any state, local, or foreign tax laws. This discussion does not address all of the U.S. federal income tax consequences to the Investors of an investment in the SPV Company and does not address any of the state, local, or foreign tax consequences of such an investment to any Investor. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "*Code*"), the regulations promulgated thereunder (the "*Treasury Regulations*"), and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect an Investor and the continued validity of this summary. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an Investor in light of such Investor's particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to an Investor because such Investor is subject to special rules, including, but not limited to, rules applicable to financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokers and dealers, and traders in securities that elect to mark their securities portfolios to market. This discussion applies only to Investors who hold their investment in the SPV Company as a "capital asset" within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences of investing in the SPV Company through a partnership or any other pass-through entity for U.S. federal income tax purposes. This summary does not in any way either bind the U.S. Internal Revenue Service (the "**IRS**") or the courts or constitute an assurance that the income tax consequences discussed herein will be accepted by the IRS, any other federal, state, or local agency, or the courts. The Company and the SPV Company have not sought and will not seek (i) any tax rulings from the IRS or any other tax authorities or (ii) any opinions of counsel in respect of any of the matters discussed herein. Each prospective Investor is urged to consult its own tax advisor with respect to the federal, state, local, and foreign tax consequences of the purchase, ownership, and disposition of an investment in the SPV Company and thus the Company.

Tax Status of the Company

The Company is classified as a C corporation for federal income tax purposes. The Company will be subject to federal and state income tax and is required to file Form 1120 each fiscal year, as well as all applicable State and local tax filings.

Tax Status of the SPV Company

The SPV Company intends to be treated as a partnership for U.S. federal income tax purposes. No assurance can be given that the IRS with concur with such conclusion.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" under Section 7704 of the Code. The SPV Company intends to in a manner that it will not cause the SPV Company to be treated as a publicly traded partnership. The SPV Company intends to obtain and rely on appropriate representations and undertakings from each Investor and covenants in the operating agreement in order to avoid being treated as a publicly traded partnership. If the SPV Company were classified as a corporation, it would be required to pay U.S. federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the Investors would be substantially less than if the SPV Company were classified as a partnership for U.S. federal income tax purposes. Moreover, because the Company intends to be classified as a C corporation, any distributions by the Company to the SPV Company generally would be taxable as a dividend to the SPV Company.

Income taxation of the Company, the SPV Company, and Investor(s)

The Company will be subject to income taxation on its income at the U.S. federal income tax rate for corporations. Distributions from the Company, as a C corporation, to the SPV Company will be treated as a taxable dividend from the C corporation to the SPV Company, as discussed in *Tax Status of the SPV Company*, above.

As an entity treated as a partnership for U.S. federal income tax purposes, the SPV Company will not pay U.S. federal income taxes, but each Investor will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions, and credits of the SPV Company. The distributive share of a tax-exempt Investor may be treated as unrelated business taxable income ("**UBTI**") under Section 512 of the Code. See "*Tax-Exempt Investors*" below. It is possible that the Investors could incur income tax liabilities without receiving sufficient distributions from the SPV Company to defray such tax liabilities. The Company's and the SPV Company's taxable year will be the calendar year, or such other year as required by the Code. The IRS and Treasury Regulations require taxpayers to make certain additional disclosures in connection with the filing of any tax return that reflects tax benefits from a "reportable transaction" as defined in the Treasury Regulations.

Investor's Tax Basis

The basis of an Investor in its Units is important in determining (i) the amount of gain it will realize on the sale or other disposition of the Interest; (ii) the amount of non-taxable distributions (including any decrease in the Investor's share of the SPV Company's liabilities) that it may receive from the SPV Company; and (iii) its ability to utilize its distributive share of any tax loss of the SPV Company. An Investor's initial tax basis of its Units in the SPV Company will equal its cost for the Units (which, to the extent that the Investor contributes property other than cash, will generally be limited to the Investor's basis in the contributed property) plus the Investor's share of the SPV Company's liabilities at the time of purchase, if any. An Investor's tax basis of its Units will be (i) increased by its allocable share of the SPV Company's taxable income and gain and any additional contributions by the Investor to the SPV Company and (ii) decreased (but not below zero) by its allocable share of the SPV Company's tax deductions and losses and any distributions by the SPV Company to the Investor. For this purpose, an increase in an Investor's share of the SPV Company's liabilities will be treated as a contribution by the Investor to the SPV Company and a decrease in that share will be treated as a distribution by the SPV Company to the Investor

Allocation of SPV Company Income, gain, Loss, Deductions, and Credits

The operating agreement of the SPV Company will contain provisions intended to comply substantially with the Code and Treasury Regulations describing partnership allocations that will be treated as having "substantial economic effect," and hence be respected, for U.S. federal income tax purposes. However, the Treasury Regulations are extremely complex, and there can be no assurance that the IRS will respect the allocations of income, gain, deduction, loss, and credit for U.S. federal income tax purposes made pursuant to the operating agreement, if reviewed. Even if the IRS were to review the SPV Company's allocations and determine that they do not technically comply with such regulations, such allocations would be determined "in accordance with each partner's interest in the partnership (determined by taking into account all facts and circumstances)." The allocations under the operating agreement should in most cases be substantially identical to each "partner's interest in the partnership."

Deductibility of Expenses; Loss Limitations

Except as described in the following paragraph, interest on any amount borrowed by an Investor (other than a corporation) to purchase Units (or fund a Capital Contribution to the SPV Company that is allocable to non-pass-through investment) generally will be "investment interest," subject to a limitation on deductibility pursuant to Section 163(d) of the Code. In general, investment interest will be deductible only to the extent of the taxpayer's "net investment income." For this purpose, "net investment income" will generally include net income from the SPV Company and other income from property held for investment by an Investor (other than income treated as passive business income). However, qualified dividend income, as defined under Section 1(h)(11)(B) of the Code, and long-term capital gain are excluded from the definition of net investment income unless the taxpayer makes a special election to treat such qualified dividend income or capital gain as investment income. Interest that is not deductible in the year incurred because of the investment interest limitation may be carried forward and deducted in a future year in which the taxpayer has sufficient investment income. Interest on any amount borrowed by an Investor to make a Capital Contribution to the SPV Company, which amount is allocable to an investment entity that is a partnership or limited liability company engaged in business, will generally be treated as a passive business activity expense (rather than as "investment interest"). As discussed below, certain categories of Investors are subject to limitations on deducting losses from passive business activities.

Prior to the Tax Cuts and Jobs Act (the "**2017 Tax Act**"), noncorporate taxpayers could, pursuant to Section 67 of the Code, deduct certain miscellaneous expenses (*e.g.*, investment advisory fees, tax preparation fees, unreimbursed employee expenses, and subscriptions to professional journals) to the extent such deductions exceed, in the aggregate, 2% of the taxpayer's adjusted gross income. Under the 2017 Tax Act, this deduction is eliminated for tax years beginning on January 1, 2018 through December 31, 2025. Accordingly, an Investor who is an individual will not be permitted to deduct his share of SPV Company expenses that are treated as miscellaneous itemized deductions. Under Section 469 of the Code, non-corporate Investors (and certain closely-held C corporations and personal service corporations) are subject to limitations on using losses from passive business activities to offset active business income, compensation income, and portfolio income (*e.g.*, interest, dividends, capital gains from investments, royalties). The SPV Company's distributive share of income or losses from certain partnerships or limited liability companies engaged in business, and the portion of the SPV Company expenses allocable to the SPV Company's investment in such entities, if any, generally will be treated as passive activity income or losses. Accordingly, an Investor will be subject to the passive activity loss limitations on the use of any such allocable losses and allocable SPV Company expenses. An Investor generally will not be able to use passive activity losses to offset portfolio income (*e.g.*, interest, dividends, capital gains from investments, and royalties) from the SPV Company. Certain Investors may also be subject to other limitations on using losses allocated to such Investor by the SPV Company, including, without limitation, basis limitations under Section 704 of the Code and the "at risk" rules under Section 465 of the Code. Investors should consult with their own tax advisor regarding their ability to deduct losses allocated by the SPV Company based on such Investor's particular circumstances.

Capital Losses

The SPV Company may incur capital losses. Investors (other than corporations) can deduct capital losses only to the extent of capital gains and either $1,500 or $3,000 of ordinary income, depending on the Investor's filing status. Excess losses can be carried forward indefinitely.

Sale or Exchange of SPV Company Interests

An Investor generally will recognize gain or loss on the sale or exchange of any Units measured by the difference between the amount realized on the sale or exchange and the Investor's adjusted tax basis in the Units sold. The amount realized will include the Investor's allocable share of certain Company indebtedness, as well as any proceeds from the sale. As a result, an Investor's tax liability upon the sale of any Units may exceed the Investor's cash proceeds from such a disposition. Pursuant to Section 741 of the Code, gain or loss recognized by an Investor on the sale or exchange of Units will generally be taxable as long-term capital gain or loss, provided that the Investor has held the Units for more than a 12-month period, except that the gain will be ordinary income to the extent attributable to the Investor's allocable share of (i) "unrealized receivables" (as defined in Section 751 of the Code, which includes depreciation recapture) of the SPV Company and (ii) certain "inventory items" (as defined in Section 751 of the Code) of the SPV Company.

Qualified Small Business Stock – Section 1202

While it may be possible that an investment by the SPV Company in the Company (or other entities) could qualify a portion of the taxable gain arising from the disposition of Company interests by the SPV Company to be excluded from federal income taxation pursuant to Section 1202 of the Code, and thus the gain passing through to an Investor as a result of such a disposition of Company interests by the SPV Company, neither the Company nor the SPV

Company makes any representation or warranty that (1) the Company is a "qualified small business" or that (2) any gain would be excludible under Section 1202 or any other Section under the Code. Investors are encouraged to consult with their tax advisers prior to making an investment regarding any potential benefit under Section 1202 or any other Section of the Code.

Certain Elections

Section 754 of the Code provides for an election to adjust the basis of SPV Company property upon distributions of SPV Company property to an Investor and transfers of Units (including transfers by reason of death). Such adjustments may be beneficial or detrimental to an Investor, depending upon the Investor's individual circumstances, and could affect an Investor's ability to sell the Interests or the price obtainable therefor. The manager(s) of the SPV Company, in its or their sole discretion, may cause the SPV Company to make such an election. Any such election, once made, cannot be revoked without the consent of the IRS. All other elections required or permitted to be made by the SPV Company under the Code will be made by the manager(s) of the SPV Company in its or their sole discretion.

Audits and Adjustments to Tax Liability

The Bipartisan Budget Act of 2015 (the "**Budget Act**"), which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership's U.S. federal income tax affairs. Under the new rules, a partnership (such as the SPV Company) appoints one person (the "**Partnership Representative**") to act on its behalf in connection with IRS audits and related proceedings. The Partnership Representative's actions, including the Partnership Representative's agreement to adjustments of the SPV Company's income in settlement of an IRS audit, will bind all Investors. Pursuant to the operating agreement of the SPV Company, the manager(s) will designate a person to serve as the Partnership Representative.

In addition, under the new rules, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to the SPV Company's income following an IRS audit or judicial proceeding will, absent an election by the SPV Company to the contrary, have to be paid by the SPV Company in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to the SPV Company's income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under the new rules), the adjustment will flow through to the Investors based on the Investors' interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of the SPV Company to be borne by (or, in the case of a favorable adjustment, to benefit) Investors based on their membership interests in the SPV Company in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the membership interests or identity of some or all of the Investors was different.

The new rules also can cause the SPV Company's U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Investors would be computed under the prior partnership audit rules (*e.g.*, by applying the highest marginal federal income tax rates and potentially ignoring the tax-exempt status of certain Investors). The Budget Act directs the IRS to provide procedures that may allow the SPV Company, in calculating taxes imposed on the SPV Company with respect to audit adjustments, to take into account certain applicable lower tax rates and the tax-exempt status of certain Investors, which may require Investors to provide certain information to the SPV Company (possibly including information about the owners of Investors classified as partnerships).

In addition, if elected by the Partnership Representative, alternative procedures may allow the SPV Company to avoid such entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. Such alternative procedures may require Investors (based on their membership interests in the SPV Company in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

Any U.S. federal income taxes (and any related interest and penalties) paid by the SPV Company in respect of IRS audit adjustments will be borne by the Investors and former Investors, as applicable, pursuant to the terms of the operating agreement of the SPV Company.

The new partnership audit rules are complex. Investors should discuss with their tax advisors the possible implications of the new rules with respect to an investment in the SPV Company.

Tax-Exempt Investors

The SPV Company may generate income that is taxable as UBTI to tax-exempt Investors. Generally, tax-exempt Investor will be subject to U.S. federal income tax on its share of any UBTI earned by the SPV Company. Additionally, if a tax-exempt Investor borrows any amount to fund its Capital Contribution, some or all of its distributive share of income from the SPV Company (including interest, rents and capital gains) may be UBTI. Moreover, debt incurred by the SPV Company directly could cause income which would not otherwise be UBTI to be treated as UBTI to a tax-exempt Investor. The potential for having income characterized as UBTI may have a significant effect on any investment by a tax-exempt entity in the SPV Company and may make investment in the SPV Company unsuitable for some tax-exempt entities. Tax-exempt Investors should consult their own tax advisors regarding all aspects of UBTI.

Local, State, and Foreign Taxes

Prospective Investors should also consider the potential state, local, and foreign tax consequences of an investment in the SPV Company. In addition to being taxed in its own state, locality or country of residence, an Investor and/or the SPV Company may be subject to tax return filing obligations, withholding obligations and income, franchise and other taxes in jurisdictions in which the SPV Company operates.

Net Investment Income Tax

Each investor should consult with its own tax advisors regarding the applicability of the 3.8% tax on "net investment income" attributable to ownership of an interest in the SPV Company pursuant to Section 1411 of the Code.

Potential Changes in Tax Law

The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. The U.S. federal income tax treatment of an investment in the SPV Company may be modified at any time by legislative, judicial, or administrative action. Any such changes may have retroactive effect with respect to existing transactions and investments and may modify the statements made above.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

THIS DISCUSSION DOES NOT DEAL WITH ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO SPECIFIC INVESTORS OR CLASSES OF INVESTORS IN LIGHT OF THEIR UNIQUE CIRCUMSTANCES. ALL PERSONS CONSIDERING AN INVESTMENT IN THIS OFFERING ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF SUCH INVESTMENT.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Charles Kropke	50%
Zack Luttrell	50%

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Charles Kropke
Position: CEO
Dates: Since inception – present
Full-time or Part-Time: Part time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Company: Dragonfly Exhibitions Inc
Title: CEO
Part time or Full Time: Part-time

Description: Charles purchased Dragonfly in 2002 and has bene building it ever since. Dragonfly Exhibitions is an expeditionary tour company of Florida and the Caribbean Basin. They are currently Florida's largest corporate tour company.

Education
1982-1986 BS in Political Science from Barry University

Name: Zack Luttrell
Position: President + COO
Dates: Since inception – present
Full-time or Part-Time: Part time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Company: Sports Fans Travel
Title: Owner
Dates of Employment: 06/2022 – Present
Part or Full Time: Part time
Description: Create all-inclusive travel packages for various NFL fans to attend the International NFL Series games. Negotiate contracts with NFL legends to attend events.

Company: Roaring Riot
Title: Owner
Dates of Employment: 02/2013 - present
Part or Full Time: Part time
Manage all aspects of a supporter fan union of the Carolina Panthers.

Education
1998 – 2001 BS in Communication Studies from UNC Greensboro

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Voting Common Stock
Amount outstanding	209,000
Voting Rights	Full voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify securities issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption Used or Public Offering
None		$			

The Company has not conducted any previous Securities offerings.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Charles Kropke	Director	Ship Purchase Option Agreement. Through his company,Dragonfly Exhibitions, Charles has given Windjammer Sailing Inc and its subsidiaries the option to buy the S/V Mandalay for a Purchase Price of $1. Agreement can be found in Exhibit J.	$1

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Offering Amount and Maximum Offering Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$180,000	4.75%	$237,350
S/V Mandalay Restoration Phase 1	73.33%	$1,320,000	32.00%	$1,600,000
S/V Mandalay Restoration Phase 2	0.00%	$0	35.00%	$1,750,000
Begin S/V Mandalay Restoration Phase 3	0.00%	$0	24.25%	$1,212,650
Operating + General Expenses	0.00 %	$0	4.00%	200,000
Total	**100.00%**	**$1,500,000**	**100.00%**	**$5,000,000**

Business Plan

Windjammer overall investment objective is to provide investors with the opportunity to invest in Windjammer's development and operation of a Caribbean focused boutique cruise line using the Mandalay. The goal of this Offering is to raise the funds to complete the restoration of the Mandalay. Windjammer also hopes the Mandalay is the first vessel in a cruise fleet and that it will be able add a second historic sailing vessel to the fleet within the next several years.

The Mandalay will be owned by WINDJAMMER SCHOONER HOLDINGS, INC a Panamanian entity wholly owned by Windjammer Sailing Inc. The restoration of the Mandalay will be completed by Maritime Preservation Limited based in Port of Spain, Trinidad & Tobago with an estimated total restoration cost of $7,775,220.46. You can find details of the restoration plan and quote in the Exhibit I below. Windjammer intends that the Mandalay, a 236-foot schooner, will be able to accommodate 70 passengers and 30 crew after restoration is complete.

The Completion Target of approximately $9 million will allow for the restoration of the Mandalay and for Windjammer Sailing Inc. to launch cruise operations. Windjammer also plans to target the acquisition and restoration of additional historic sailing vessels to add to the Windjammer fleet and has identified two potential targets in the S/V Lili'uoakalani and S/V Polynesia. Windjammer plans to raise additional funds which may include debt, equity, or a combination of to finance adding additional historic sailing vessels to the fleet.

No representation is made the plans discussed herein will or are likely to be achieved.

Customer Experience

Windjammer plans for its cruises to offer intimate and personalized experiences, with the goal of planned itineraries that would include a 6-day journey from Grenada exploring various Caribbean islands, and bespoke shore excursions crafted with local partners. Windjammer plans that guests on Windjammer cruises will enjoy a range of unique onboard and shore experiences. Onboard the Mandalay, Windjammer plans to offer farm-to-table dining with fresh ingredients sourced from each port, sunset sails, stargazing, and enrichment activities led by guest speakers and artisans. Windjammer plans to make available water-based activities such as snorkeling, kayaking, and paddleboarding and other amenities designed for relaxation and pampering. Windjammer intends to offer shore excursions that are curated to provide authentic cultural experiences and allow guests to immerse themselves in the local culture.

Revenue Model and Target Market

Windjammer's planned revenue model combines ticket sales, onboard sales, excursions, and an online shop. Windjammer believes it may be able to achieve an anticipated average occupancy rate of 92% over 308 sailing days per year. Windjammer will target affluent, educated travelers aged 34-50. These customers, primarily from the US, generally have higher incomes and are likely to value immersive cultural experiences and unique adventures. Windjammer anticipates a revenue model of 75% business to consumer sales with 25% business to business for corporate charters and weddings/events. The go-to-market strategy includes online channels like social media and our website, as well as offline channels such as specialty travel partners, events, and a call center. This approach aims to create an exclusive brand image and build a community of culturally curious travelers, positioning Windjammer with the goal to capture a growing share of the specialty cruise market. Even without a firm sailing date, Windjammer already has a 700+ person waitlist and prebooked corporate charters accounting for what Windjammer believes will be over $2 million in combined revenue if all the waitlist and prebooked corporate charters are paid.

No representation is made that projections or results discussed herein will or are likely to be achieved. No representations or projections are meant to imply specific projections for Windjammer.

FINANCIAL INFORMATION

As Windjammer Sailing Inc. is a newly formed corporation, there has been no significant financial activity thus far. The Company's audited financials can be found below in Exhibit H.

Offering Updates

Updates regarding the progress of the Windjammer in meeting the target amount will be provided via email. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

Windjammer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform Investors via email where to find the report.

Risk Factors

An investment in the Units involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this confidential Form C before purchasing our Units. The risks discussed in this Form C can adversely affect our business, operating results, prospects and financial condition, and cause the value of your investment to decline. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this confidential Form C before you decide to purchase any of our Units.

General Business Risks

Early-Stage Venture Risks. Windjammer and the SPV Company are both newly formed entities with no operating history. As such, potential investors have no historical data or financial performance to evaluate Windjammer's business prospects. Windjammer's ability to succeed depends on a variety of factors, including its ability to restore and operate the Mandalay, attract customers, and manage operational challenges. There is no guarantee that the company will be able to achieve its business objectives or operate profitably. Additionally, unforeseen challenges may arise that Windjammer's management is not prepared to address.

Investment Risks. Windjammer's, and thus the SPV Company's, economic performance and value are subject to many risks, including the failure for any reason of Windjammer to complete the restoration of the Mandalay or the inability to generate revenues sufficient to meet operating expenses, including debt service. Windjammer's, and thus the SPV Company's, cash flow and ability to pay distributions to its equity holders, or even to meet its obligations to any lender are subject to its ability to generate cash flow from the successful restoration of the Mandalay and eventual operation of a cruise line. Factors outside Windjammer's control that make Windjammer, the SPV Company, Venue, and the Investor's investments susceptible to the risks generally include:

- unfavorable trends in the national, regional or local economy, including changes in interest rates or the availability of financing, conditions that could cause an increase in the operating expenses of Windjammer (such as increases in property taxes, utilities, compensation of on-site personnel and routine maintenance), and other factors affecting the local economy;

- construction or physical defects in the Mandalay that could affect its seaworthiness or cause the Company to make unexpected expenditures for repairs and maintenance;

- development of similar businesses that may attract potential customers of Windjammer;

- changes in any laws or regulations that may increase costs; and

- damage to or destruction of any of the Mandalay or any other ships acquired by Windjammer, or other catastrophic or uninsurable losses, which may thereafter be impossible to repair or replace.

Startup Failure Risk. The majority of startup companies fail, and there is a significant risk that Windjammer may not be able to generate sufficient revenue to sustain operations. Factors such as market demand, competition, and operational inefficiencies could result in the business failing, in which case investors could lose their entire investment. Even with strong demand, high fixed costs or unanticipated expenses could undermine profitability and lead to insolvency.

Regulatory and Legal Risks. Windjammer operates in a heavily regulated environment, including maritime laws, environmental regulations, and crowdfunding requirements. Failure to comply with these laws and regulations could result in fines, penalties, or operational shutdowns. Additionally, changes to existing regulations or the introduction of new regulations could increase costs or limit operations. Navigating this complex regulatory landscape requires significant expertise, and any lapses in compliance could harm the company's reputation and financial stability.

Economic Conditions. Economic downturns, inflation, or reduced consumer discretionary spending could adversely impact the demand for boutique cruises. A prolonged economic slowdown could significantly harm Windjammer's ability to generate revenue. Economic uncertainty could also increase operational costs or limit the company's ability to access additional funding, compounding the risks to investors.

Factual Statements/Track Record Information. Certain of the factual statements made in this Form C are based upon information from various sources believed by Windjammer to be reliable. Windjammer has not independently verified any of such information and will have no liability for any inaccuracy or inadequacy thereof. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party (including legal counsel to Windjammer) has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Form C. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, track record, skills, contacts, or other attributes of Windjammer or to the anticipated future performance of Windjammer.

Investors are cautioned about relying upon information within this Form C that presents, or is based upon, valuations of private company securities or securities that are otherwise subject to limitations on marketability. It is difficult to determine the true fair market value of such securities, and Windjammer's ability to present information regarding the value of specific companies may be impaired due to contractual or fiduciary obligations to those companies or other third parties, with the result that Windjammer often is called upon to determine valuations based upon reasonable estimates or various "rules of thumb" common within the industry. While all such information in this Form C is presented by Windjammer in good faith, there can be no assurance that explicit or implicit valuations of such securities reflect true fair market value (or even all of the information in the possession of Windjammer). Similar considerations apply to securities that are otherwise marketable, but held in such large amounts that they could not be sold without overwhelming market demand or otherwise influencing market prices.

Investors are cautioned about the interpretation of track record and similar information relating to prior financial performance, whether contained in this Form C. The private fund industry lacks a comprehensive set of generally accepted rules for calculating and presenting rates of return and other elements of financial performance. Direct comparisons of track record and similar information contained in this Form C with corresponding information in marketing and other materials relating to other investments may be misleading. Investors are similarly cautioned about the use of industry benchmarks.

Investment track record and other background information presented in this Form C with respect to Windjammer are not comprehensive.

Definitive Terms and Conditions. Portions of this Form C describe specific terms and conditions governing the Investors. The actual terms and conditions set forth in the bylaws of the Company may vary materially from those described in this Form C for a variety of reasons including negotiations between Windjammer and prospective investors as well as formal amendments to the bylaws following such closing. Moreover, the bylaws of the Company will contain highly detailed terms and conditions, many of which are not described fully (or at all) in this Form C. In all cases, the bylaws of the Company will supersede this Form C. Prospective investors are urged to carefully review the bylaws of the Company, and must also be aware that, pursuant to the rules governing amendments set forth in the bylaws, certain types of amendments to the bylaws may be adopted with the consent of less than all investors.

Special Caution for Investors in Second or Later Closings. It is possible that some investors may be admitted at a second or later closing. It is expected that, following the initial closing, Windjammer will engage in a variety of investment and investment-related activities. In connection with such activities, Windjammer may obtain confidential information. Windjammer generally will not disclose such information to prospective investors in connection with their consideration of an investment in the Company. As a more general matter, any person considering an investment in Windjammer (including an existing Investor that is considering an increase to its Capital Contributions) subsequent to the initial closing should assume that Windjammer will be in possession of information (such as information relating to the Mandalay or to other matters arising subsequent to such initial closing) which information both: (x) would be material to such person's evaluation of an investment in the Company; and (y) will not be disclosed to such person by the Mandalay in connection with such evaluation.

Under some circumstances, a person considering an investment in the Windjammer may be provided with copies of financial statements for periods following the initial closing. Any such person is cautioned that it will be inherently difficult to determine the value of private company securities, and that, accordingly, it would be inappropriate to interpret any information set forth in such statements as a representation or warranty regarding the true fair market value of any such securities.

Lack of Member Control. Subject to the implementation of the investment limitations set forth in the bylaws of the Company or subject to applicable law, the Board of Directors has complete discretion with respect to the Company's activities. The Investors will not make decisions with respect to the management, disposition, or other realization of any investment made by the Company, or other decisions regarding the Company's business and affairs.

Counsel to the Company Does Not Represent the Members. Windjammer has retained outside counsel in connection with the formation of the Company and may retain the same outside counsel as legal counsel in connection with the management and operation of the Company, including, without limitation, the making and holding of investments. Such outside counsel will not represent any Investor or prospective investor of the Company, unless the Company or prospective investor otherwise agrees and such Investor or prospective investor separately engages outside counsel, in connection with the formation of the Company, the Offering, the management and operation of the Company or any dispute that may arise between any Investor, on the one hand, and the Directors, the Company and/or their affiliates on the other hand (the "***Company Legal Matters***"). Any Investor or prospective investor will, if it wishes counsel on any Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel. Each Investors and prospective member acknowledges that the Company's outside counsel may represent the Company in connection with the formation of the Company and any and all Company Legal Matters.

Financial and Investment Risks

Capital Requirements. The $5 million raised through this Regulation Crowdfunding campaign will not be sufficient to fully restore the Mandalay or achieve Windjammer's business plan and Completion Target. Additional capital is required and, if not secured, Windjammer will be unable to complete the restoration or commence operations, whjich will jeopardize Investor returns. This dependency on external funding introduces uncertainty and could dilute existing investors' ownership stakes if new equity is issued.

Concentration of Investment. The Offering is concentrated solely in the investment in Windjammer, increasing the vulnerability of Investors as compared with investing in a portfolio that is more diversified. In the event Windjammer is not successful, the lack of a diversity of investments will make it impossible for Investors to protect against the losses from Windjammer. Investors should consider the increased risk of an investment without any diversification.

Regulation D Fundraising. Beyond the funding via this Offering through Regulation Crowdfunding, Windjammer intends raise additional equity capital via Regulation D. Windjammer cannot guarantee that securities issued in exchange for additional capital investments through Regulation D will not be sold on terms more favorable than those offered to earlier investors and the Investors in this Offering. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional debt or equity financing can be obtained by the company.

Illiquidity of Investment. Investments made under Regulation Crowdfunding are generally illiquid. Investors may not be able to sell their securities until the holding period expires and even then, a market for these securities may not exist. There is a significant risk that investors may never realize a return on their investment, as there is no guarantee of a future liquidity event such as a sale, merger, or public offering.

Valuation Risk. Any valuations at this point in the life of Windjammer may not accurately reflect the actual value of the Company, and Investors risk overpaying for their ownership stake. If Windjammer fails to meet its projections, the valuation could decline significantly, resulting in substantial losses for Investors.

Going Concern. The financial statements attached hereto have been prepared on the going concern basis, which assumes that Windjammer will continue in operation for the foreseeable future. However, it is possible there are conditions and events that could create an uncertainty about the ability of Windjammer to continue as a going concern. Under these circumstances, the financial statements attached hereto would likely no longer be accurate and Investors would likely suffer material and adverse consequences.

Relationship between issuer and co-issuer. The SPV Company is the co-issuer and is being used as an investment vehicle for acquiring, holding, and disposing of securities issued by Windjammer. Pursuant to the requirements of Regulation Crowdfunding, the SPV Company cannot be used to change the economic exposure or rights of the Investor in any way. If the SPV Company is misused in any improper way then it could violate securities law and impair the investment of the investors.

No Distributions/No Provision for Return of Capital. It is anticipated that the Investors will not receive a substantial return on their invested capital until several or more years after closing of the Offering. Although Windjammer anticipates that it may have sufficient cash flow to pay a return on invested capital within the first few years, Windjammer cannot provide any assurances as to when, if ever, cash distributions will be made to Investors.

Possible Loss of Entire Investment. An investment in the Offering involves a high degree of risk. The securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that if Windjammer is unsuccessful, the investor's entire investment in the Company may be lost and the Company may be faced with liquidation.

Operational Risks

Restoration Challenges. Restoring a 100-year-old vessel such as the Mandalay is inherently complex and carries risks of unforeseen delays, unexpected costs, and structural or mechanical issues. Any significant deviation from the restoration timeline or budget could delay Windjammer's ability to generate revenue or require additional funding. Moreover, specialized skills and materials may be required, which could exacerbate delays and increase costs. It is possible that Windjammer may not be able to obtain the necessary skills or materials to complete the restoration of the Mandalay. Investors should consider the risk that the costs and complications of restoring the Mandalay could materially and adversely impact the ability of Windjammer to restore the Mandalay in a cost-efficient manner that makes it possible to operate the Mandalay and run Windjammer's business.

Impossible to Restore. The Mandalay is currently not restored and is not operational. While Windjammer believes it will be possible to restore the Mandalay to operation, it is possible that Windjammer will not be able to restore and operate the Mandalay. In the event restoration of the Mandalay is impossible then it will likely be impossible for Windjammer to execute its business plan and Windjammer will likely not be able to stay in business. This means that Investors could lose the entire amount of their investment if the Mandalay cannot be restored. Investors should carefully consider the risks of investing in a company that is totally dependent on the successful restoration of a boat that is over 100 years old.

Lack of Ownership. The Mandalay will be owned by WINDJAMMER SCHOONER HOLDINGS, INC a Panamanian entity wholly owned by the Company. The Company will not actually own the Mandalay. Investors should consider the increased risks of investing in a company that does not own its most critical asset for operation.

Dependence on Key Personnel. The success of Windjammer is heavily dependent on the expertise and leadership of its management team and maritime staff. If key personnel are unable or unwilling to continue in their roles, then Windjammer may face operational disruptions and difficulty finding qualified replacements. This dependency poses a risk to continuity, as Windjammer may lack institutional knowledge or leadership during a critical phase.

Key Personnel Background

Key Person Charles Kropke filed for Chapter 13 bankruptcy in 1996 and 2016. The 2016 bankruptcy was discharged and the 1996 bankruptcy filing was dismissed.

Vendor and Supply Chain Risks. Windjammer's operations rely on third-party vendors for restoration, supplies, and services. Disruptions in the supply chain, cost increases, or vendor nonperformance could negatively impact restoration efforts or ongoing operations. Reliance on a limited pool of specialized vendors may further exacerbate these risks, especially in the case of unforeseen shortages or delays.

Litigation Cost Risks. Windjammer will be subject to a variety of litigation risks. In the event of a dispute arising from any activities relating to the operation of the Windjammer, it is possible that Windjammer, the SPV Company, or the Directors may be named as defendants. Under most circumstances, Windjammer will indemnify the Directors and the officers of the Company for any costs they incur in connection with such disputes. Beyond direct costs, such disputes may adversely affect Windjammer in a variety of ways, including by distracting the Directors and harming the reputation of Windjammer.

Maritime-Specific Risks

Weather and Natural Disasters. The Caribbean region is prone to hurricanes, tropical storms, and other natural disasters that could damage the Mandalay, disrupt operations, or endanger passengers and crew. These risks are heightened during hurricane season and could result in substantial financial loss. Additionally, unpredictable weather patterns may lead to itinerary changes or cancellations, impacting customer satisfaction and revenue. In the event a weather event occurs that destroys or severely damages the Mandalay or any of Windjammer's other equipment then Windjammer may not be able to recover and Investors may lose their total investment amount.

Mechanical Failures. Despite restoration efforts, the Mandalay's age makes it susceptible to mechanical issues or system failures. Repairs could result in operational downtime, increased costs, and customer dissatisfaction. Frequent or severe mechanical issues may also harm the company's reputation, reducing repeat business and referrals. Investors should consider the increased risk of investing in a company that is dependent on the use of a boat that is over 100 years old. In the event the Mandalay experiences any difficulties in operation then it may be impossible for Windjammer to operate and thus impossible for it to create a return for Investors.

Navigation and Safety Risks. Sailing inherently involves risks of accidents, navigational errors, or even piracy in certain regions. Any significant safety incident could result in loss of life, injury, or damage to Windjammer's reputation, leading to legal liabilities and financial losses. Ensuring robust safety protocols and training is essential but may not fully mitigate these risks.

Market and Competitive Risks

Niche Market Risks. The boutique cruise industry is a niche market, and there is no guarantee that there will be sufficient demand for Windjammer's offerings. Market conditions, competition, or changes in consumer preferences could adversely Windjammer's ability to attract and retain customers. Windjammer's reliance on a narrow market segment magnifies the impact of any adverse market trends. Additionally, it may be difficult for Windjammer to establish its presence in this niche market and it may not be known to the small group of potential customers. Investors should carefully consider the increased risks of investing in a company that is dependent upon acceptance by a small group of customers in a niche market.

Changing Consumer Preferences. The target market's preferences for unique, authentic travel experiences may evolve. If Windjammer fails to adapt to changing consumer expectations or trends, it could lose market share to competitors. Staying relevant in the travel industry requires continuous innovation and investment, which may strain resources.

Reputation Risk. Negative publicity, safety incidents, or poor customer experiences could severely damage Windjammer's reputation. Given the importance of word-of-mouth and reviews in the travel industry, any reputational harm could lead to a decline in bookings and revenue. Rebuilding trust and reputation can be costly and time-intensive, with no guarantee of success. It is possible that customers of Windjammer could provide negative reviews or spread negative information on the customer experience, with or without, basis for their negative reviews. There is an increased risk of investing in a company that could suffer financial harm based on the reviews of customers that are beyond the control of Windjammer.

Environmental and Sustainability Risks

Environmental Compliance. Maritime operations are subject to strict environmental regulations, including waste management, fuel usage, and pollution controls. Compliance costs may be significant, and non-compliance could result in fines, penalties, or legal action. Adapting to evolving regulations may also require costly operational adjustments or investments.

Climate Change Impacts. Rising sea levels, changing weather patterns, and other effects of climate change may impact Caribbean destinations and sailing conditions. These changes could reduce the appeal of Windjammer's itineraries or disrupt operations. Prolonged climate-related disruptions could erode profitability and investor confidence.

Geographic and Political Risks

Dependency on Caribbean Operations. Windjammer's business model relies on Caribbean destinations. Political instability, economic downturns, or changes in tourism policies in the region could negatively affect operations. The company's limited geographic diversification magnifies its exposure to regional risks. In the even there are issues in the Caribbean, it will be impossible for Windjammer to operate as it is limited to the geographic areas where it can operate its business.

Access to Ports. Port access fees or restrictions may change over time, impacting Windjammer's planned itineraries or profitability. Smaller ports may impose new regulations or limit access to historic vessels. These changes could lead to increased costs or logistical challenges, reducing the company's operational flexibility.

Exposure to Various Laws. Windjammer's operations will expose it to multiple different legal regimes. The laws that may govern Windjammer include, but are not limited to, federal, state, and local laws within the United States, the laws of Panama through the ownership of the Mandalay, the laws of the Caribbean in the areas where Windjammer will operate, international laws when operating in waters not governed by a specific country, and by maritime laws. The requirements of compliance with multiple laws may increase costs to Windjammer and thus reduce the ability to create returns for investors. Additionally, the chances are increased that Windjammer may have compliance issues with laws to which it is subject. The management of Windjammer may not be as familiar with some laws as they would be if they were only subject to U.S. laws. Investors should carefully consider the increased risks of investing in a company that is subject to increased legal scrutiny to its operations in multiple legal jurisdictions.

Regulatory Concerns. Windjammer will be subject to a variety of securities laws and other types of governmental regulation in the United States and other jurisdictions that may limit the scope of its operations or impose material compliance costs and other burdens.

While Windjammer believes it will not be subject to the registration requirements of the Investment Company Act, there can be no assurance that this belief is, or will continue to be, correct. If Windjammer were subject to such registration requirements, Windjammer's performance could be materially adversely affected.

In general, Windjammer will seek to minimize the degree of governmental regulation and oversight to which Windjammer is subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of investor protections (including certain protections arising under the Securities Act, the Exchange Act, the Investment Company Act, and the Investment Advisers Act) that would be available if the Windjammer were subject to greater governmental regulation and oversight. In particular, prospective investors are cautioned against assuming the applicability of investor protections generally associated with public offerings of securities. This Form C is not a "prospectus" and does not purport to describe or otherwise address all material considerations relating to an investment in Windjammer.

To the maximum extent permitted by applicable law, Windjammer (together with its respective related persons) hereby disclaim any duties, obligations, or status as an adviser, finder, agent, broker or dealer on behalf or in respect of any person in connection with such person's actual or proposed investment in Windjammer.

Pandemic and Health Risks

Health Crises. Another pandemic or health crisis could lead to cancellations, reduced consumer confidence in cruise travel, and increased health and safety costs. Prolonged shutdowns or operational limitations could significantly impact revenue. The cruise industry's reliance on international travel and large gatherings heightens its vulnerability to health crises. In the event of a pandemic, it may be impossible for Windjammer to operate and Windjammer may not be able to maintain operations. It is possible a pandemic could cause investors to lose the entire amount of their investment.

Health and Safety Regulations. Evolving health and safety protocols could increase costs, restrict passenger capacity, or require significant operational adjustments, potentially reducing profitability. Compliance with such regulations may require ongoing investments in training, equipment, and monitoring systems.

Customer-Related Risks

Limited Customer Base. Windjammer's target demographic—affluent, culturally curious travelers—is a narrow segment of the overall cruise market. Failure to attract and retain this customer base could result in lower-than-expected revenue. Competing effectively in this niche requires a deep understanding of customer preferences and robust marketing efforts and it may be difficult for Windjammer to develop the necessary information to compete in this market and attract the necessary customers.

Customer Experience Risk. Maintaining a high-quality, authentic cruising experience is critical to Windjammer's brand. Any failures in delivering on customer expectations could result in negative reviews, reduced bookings, and damage to the company's reputation. Consistently meeting or exceeding customer expectations requires significant operational focus and resources.

Technological Risks

Reliance on Technology. Windjammer's operations depend on technology for bookings, marketing, and navigation. Any system failures, cyberattacks, or data breaches could disrupt operations, damage customer trust, and incur significant costs. Ensuring robust cybersecurity measures is critical but may not fully eliminate these risks.

Technological Obsolescence. Failure to adopt or integrate modern maritime technologies may place Windjammer at a competitive disadvantage. Investments in outdated systems could also lead to inefficiencies and increased costs. Keeping pace with technological advancements requires continuous investment and expertise.

Updated Exhibits: Windjammer Sailing Audtied Financails

Windjammer Sailing, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (audited) and
Independent Auditor's Report

Year ended December 31st, 2024



INDEPENDENT AUDITOR'S REPORT

To Management
Windjammer Sailing, LLC

We have audited the accompanying balance sheets of Windjammer Sailing, LLC as of December 31, 2024 and the related statements of operations and comprehensive loss, stockholders' deficit, and statements of cashflows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Windjammer Sailing, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 29, 2025

Vincenzo Mongio

STATEMENT OF FINANCIAL POSITION (AUDITED)

December 31, 2024

Assets		
Current Assets:		
Total Current Assets	$	-
Total Assets	$	-
Liabilities and Member's Equity (Deficit)		
Liabilities		
Current Liabilities:		
Total Current Liabilities	$	-
Total Liabilities	$	-
Commitments and Contingencies (Note 4)		
Member's Equity (Deficit)		
Member's Equity (Deficit)	$	
Total Member's Equity (Deficit)	$	-
Total Liabilities and Member's Equity (Deficit)	$	-

STATEMENT OF OPERATIONS (AUDITED)

		For the Year Ended December 31, 2024
Revenues:		
	$	-
Total Revenues	$	-
Cost of Sales		
Cost of Sales	$	-
Total Cost of Sales	$	-
Gross Profit	$	-
Operating Expenses:		
Legal and Professional	$	-
Advertising and Marketing		-
Total Operating Expenses	$	-
Other (Income) Expense:		
Total Other (Income) Expense	$	-
Loss from Continuing Operations Before Income Taxes	$	-
Provision for Income Taxes	$	-
Net Loss	$	-

STATEMENTS OF CASH FLOWS (AUDITED)

		For the Year Ended December 31, 2024
OPERATING ACTIVITIES		
Net Loss	$	-
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Due to Related Party		
Net Cash Flows provided by (used in) Operating Activities	$	-
INVESTING ACTIVITIES		
Net Cash Flows provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Net Cash Flows provided by (used in) Financing Activities	$	-
Net change in cash	$	-
Cash and Equivalents at the beginning of the year		-
Cash and Equivalents at the end of the year	$	-

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT) (AUDITED)

	For the Year Ended December 31, 2024
Balance as of June 28, 2024	$ -
Net Loss	$ -
Balance on December 31, 2024	$ -

Windjammer Sailing, LLC
Notes to the Financial Statements (Audited)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Windjammer Sailing, LLC ("the Company" or "We" or "Our") was formed in Delaware on June 28, 2024. The Company plans to earn revenues by resurrecting a historically iconic sailing cruise ship, the S/V Mandalay, and the acquisition of the Baltic Star, for an initial two vessel ship operation. It is the company's intent to revive the Windjammer brand that has had a long, rich history sailing throughout the Caribbean. The Company's headquarters is in Miami, FL and its customers will be located primarily in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has not entered into any related party transactions as of the date of these financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

See Note 6 for disclosure of commitments.

NOTE 5 – EQUITY

The Company is a Single-member LLC with a single class of ownership interest. Profits and losses are allocated to Members in accordance with the Operating Agreement.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2025, the date these financial statements were available to be issued.

On February 1, 2025, the Company entered into a contractual agreement with Maritime Preservation Limited to provide berthing, general services, and refurbishment work for the vessel *S/Y Mandalay*. The agreement includes the provision of shore power, daily maintenance, demolition, gas freeing, grit blasting, and other related services, with a total estimated cost of approximately $373,000, exclusive of VAT. The scope of work is scheduled to span over 572 days, with terms requiring advance payment for certain phases.

The Company is undergoing a crowdfunding campaign where it received approximately $3,000,000 in commitments of shares of preferred equity interests.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.